# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLIANCEBERNSTEIN L.P., CIK 0001109448
CUSIP: 01855A101
Title of class of securities: Units of Limited Partnership Interest
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 37203
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0000950170-24-139129
Filed by CIK 0001333986
Persons authorized to receive notices and communications: Robin M. Raju, 1345 Avenue of the Americas, New York, New York (NY), 10105, (212) 554-1234

## Reporting persons
- Equitable Holdings, Inc. (CIK 0001333986): type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 61,762,208; sole dispositive power 61,762,208; aggregate amount beneficially owned 179,548,079 (61.47% of the class)
- Alpha Units Holdings, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); source of funds: other (OO); sole voting power 75,851,289; sole dispositive power 75,851,289; aggregate amount beneficially owned 75,851,289 (25.97% of the class)
- Alpha Units Holdings II, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 41,934,582; sole dispositive power 41,934,582; aggregate amount beneficially owned 41,934,582 (14.36% of the class)

## Item 1. Security and Issuer
Title of class of securities: Units of Limited Partnership Interest
Name of issuer: ALLIANCEBERNSTEIN L.P.
Address of issuer's principal executive offices: 501 COMMERCE STREET, NASHVILLE, Tennessee (TN), 37203
Comment:
This Amendment No. 24 amends the Statement on Schedule 13D ("Schedule 13D") initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004, Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008, Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016, Amendment No. 12 to the Schedule 13D filed on May 1, 2017, Amendment No. 13 to the Schedule 13D filed on July 3, 2017, Amendment No. 14 to the Schedule 13D filed on December 13, 2017, Amendment No. 15 to the Schedule 13D filed on March 6, 2018, Amendment No. 16 to the Schedule 13D filed on April 25, 2018, Amendment No. 17 to the Schedule 13D filed on October 1, 2018, Amendment No. 18 to the Schedule 13D filed on December 21, 2018, Amendment No. 19 to the Schedule 13D filed on January 3, 2019, Amendment No. 20 to the Schedule 13D filed on March 25, 2019, Amendment No. 21 to the Schedule 13D filed on May 14, 2021, Amendment 22 to the Schedule 13D filed November 6, 2024 and Amendment 23 to the Schedule 13D filed on December 20, 2024, which Schedule 13D relates to the units of limited partnership interests ("AB Units") of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership ("AllianceBernstein").

On February 24, 2025, Equitable Holdings, Inc., a Delaware corporation ("Equitable"), commenced a tender offer to purchase up to 46,000,000 units representing assignments of beneficial ownership of limited partnership interests ("AB Holding Units") in AllianceBernstein Holding L.P., a Delaware limited partnership ("AB Holding"), at a price of $38.50 per Unit (the "Purchase Price"), net to the seller in cash, for an aggregate Purchase Price of up to approximately $1.8 billion, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2025, and the related Letter of Transmittal (which together, as each may be amended and supplemented from time to time, constitute the "Offer"). The Offer was approved by Equitable's board of directors on February 21, 2025.

This Amendment No. 24 is being filed to amend Items 3, 4, 5, 6 and 7 of the Schedule 13D as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

Assuming the maximum number of 46,000,000 AB Holding Units are properly tendered in the Offer, the aggregate Purchase Price for the 46,000,000 AB Holding Units to be purchased by Equitable will be approximately $1.8 billion. Equitable anticipates that it will pay for such AB Holding Units tendered from its available cash and cash equivalents on hand and committed debt financing pursuant to a credit facility in an aggregate amount equal to $500 million as further described below.

Term Loan Agreement. In connection with the commencement of the Offer, Equitable entered into the 364-Day Term Loan Credit Agreement (the "Term Loan Agreement") with respect to a $500 million senior unsecured delayed-draw term loan (the "Term Loan"). The Term Loan may be used, along with available cash and cash equivalents, to fund the Offer and related fees and expenses. The Term Loan may be drawn at any time until April 24, 2025 and will mature 364 days from the date of funding, provided that Equitable may elect not to incur all or a portion of such Term Loan to the extent it is unnecessary to fund the Offer.

The Term Loan is required to be repaid with the cash proceeds from the closing of Equitable's previously announced reinsurance transaction with Reinsurance Group of America, which is expected to close in mid-2025. The Term Loan may be prepaid at any time without a fee (other than customary breakage costs relating to the prepayment of any drawn loans). Borrowings under the Term Loan Agreement will bear interest at a rate per annum, which will be, at Equitable's option, a rate equal to an applicable margin, which is subject to adjustment based on Equitable's credit ratings, plus an alternate base rate (equal to the greatest of the prime rate, the NYFRB rate plus 0.5% and one-month adjusted term SOFR) or adjusted term SOFR. The funding of the Term Loan is subject to the satisfaction of customary conditions for facilities of such type that are set forth therein.

Consummation of the Offer is not subject to any financing condition, but is subject to certain other conditions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

Purpose of the Offer. The purpose of the Offer is for Equitable to increase its interest in AllianceBernstein through the acquisition of AB Holding Units and to provide AB Holding unitholders with liquidity. Equitable is making the Offer because it believes that the AB Holding Units are an attractive long-term strategic investment. There is a limited trading market for the AB Holding Units and the Offer will provide liquidity to those AB Holding unitholders desiring to sell, while giving Equitable an opportunity to invest in additional AB Holding Units. As of the date of this Amendment No. 24, Equitable and its subsidiaries had an approximate 61.9% interest in AllianceBernstein through their ownership of both general partnership interests in AB Holding and AllianceBernstein and AB Units. Assuming the maximum number of 46,000,000 AB Holding Units are properly tendered and are purchased by Equitable in the Offer, Equitable will beneficially own approximately 41.7% of the outstanding AB Holding Units and will have an approximate 77.5% economic interest in AllianceBernstein.

The Offer provides AB Holding unitholders with an opportunity to realize a return on all or a portion of their investment in AB Holding at a premium to the market prices at which the AB Holding Units were trading prior to the commencement of the Offer, should they desire liquidity, in quantities that might not otherwise be available in the market. The Offer also provides such AB Holding unitholders with an efficient way to sell their AB Holding Units without incurring broker's fees or commissions associated with open market sales. Furthermore, odd lot holders who hold AB Holding Units registered in their names and tender their Units directly to the depositary and paying agent for the Offer and whose AB Holding Units are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their AB Holding Units.

Certain Effects of the Offer. AB Holding Units acquired in the Offer will increase Equitable's interest in AllianceBernstein. As of the date of this Amendment No. 24, Equitable and its subsidiaries had an approximate 61.9% interest in AllianceBernstein through their ownership of both general partnership interests in AllianceBernstein and AB Holding and AB Units. Assuming the maximum number of 46,000,000 AB Holding Units are properly tendered, and are purchased by Equitable in the Offer, Equitable will beneficially own approximately 41.7% of the outstanding AB Holding Units and will have an approximate 77.5% economic interest in AllianceBernstein.

Following consummation of the Offer, Equitable expects the operations and affairs of AB Holding and AllianceBernstein to continue to be managed by AllianceBernstein Corporation, a Delaware corporation and Equitable's indirect wholly-owned subsidiary (the "General Partner"). Because the AB Holding Units and AB Units have limited voting rights, and limited rights of management, Equitable does not expect that its purchase of AB Holding Units in the Offer will have any effect on the governance or conduct of operations of AB Holding or AllianceBernstein.

Other Plans. Equitable and its affiliates (including Alpha Units Holdings, Inc. and Alpha Units Holdings II, Inc. and the General Partner) continuously evaluate Equitable's investment in AB Holding and in AllianceBernstein and will take such actions with respect to Equitable's investment as they deem appropriate in light of the circumstances existing from time to time.

Such actions could include additional acquisitions or dispositions of AB Holding Units, AB Units and/or other equity, debt, notes, instruments or other securities of AB Holding, AllianceBernstein and/or their respective subsidiaries. Any such actions would depend on various factors including, but not limited to, the price of the AB Holding Units and AB Units, the terms and conditions of available transactions, Equitable's business and financial position, other opportunities available to Equitable, prevailing market conditions and any required regulatory approvals. Equitable may execute these transactions on the open market, through additional tender offers, in privately negotiated transactions, or directly from or to AB Holding, AllianceBernstein or their respective subsidiaries. Future acquisitions by Equitable may be on the same terms or on terms that are more or less favorable to AB Holding unitholders than the terms of the Offer. In addition, Equitable's executive officers and directors may purchase or sell AB Holding Units in the open market or in private transactions based on factors considered by each of them individually.

Equitable and its affiliates also discuss from time to time with AB Holding, AllianceBernstein and the General Partner (which is Equitable's affiliate) and/or their respective subsidiaries' management, directors, unitholders and other parties, AB Holding's and AllianceBernstein's and their respective subsidiaries' performance, business, strategic direction, capital structure, prospects and management, as well as other ways of maximizing unitholder value, which may include extraordinary transactions. Such transactions could include the acquisition of additional entities, assets or businesses or the development of new products or product lines. Equitable and its affiliates may participate in such transactions, including by providing financing to AB Holding, AllianceBernstein or their respective subsidiaries, acquiring additional interests in AB Holding, AllianceBernstein or their respective subsidiaries or investing additional assets in AB Holding, AllianceBernstein or their subsidiaries, including in AllianceBernstein's seed program, or otherwise.

Except for the foregoing, Equitable and its affiliates (including Alpha Units Holdings, Inc. and Alpha Units Holdings II, Inc. and the General Partner) do not currently have any plans, proposals or negotiations that relate to or would result in:

* any extraordinary transaction, such as a merger, reorganization or liquidation, involving AB Holding or any of its subsidiaries;

* any purchase, sale or transfer of a material amount of assets of AB Holding or any of its subsidiaries;

* any change in the present board of directors or management of AB Holding or AllianceBernstein or any plans or proposals to change the number or the term of directors of AB Holding or
AllianceBernstein or to fill any existing vacancies on the applicable board of directors or to change any material term of the employment contract of any executive officer of AB Holding or
AllianceBernstein;

* any material change in AB Holding's or AllianceBernstein's present distribution policy or indebtedness or capitalization, or any other material change in AB Holding's or AllianceBernstein's corporate structure or business;

* any class of AB Holding's equity securities ceasing to be authorized to be listed on the NYSE;

* any class of AB Holding's equity securities being voluntarily deregistered under Section 12(g) of the Exchange Act;

* the acquisition or disposition by any person of AB Holding's or AllianceBernstein's securities; or

* any changes in the organizational documents of AB Holding or AllianceBernstein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended by replacing the first paragraph thereof with the below paragraph:

As of the date of this Amendment No. 24, Equitable did not beneficially own directly any AB Holding Units and beneficially owned 61,762,208 AB Units representing approximately 21.14% of the AB Units outstanding; Alpha Units Holdings did not beneficially own directly any AB Holding Units and beneficially owned 75,851,289 AB Units representing approximately 25.97% of the AB Units outstanding; and Alpha Units Holdings II did not beneficially own directly any AB Holding Units and beneficially owned directly 41,934,582 AB Units representing approximately 14.36% of the AB Units outstanding. Equitable, Alpha Units Holdings, and Alpha Units Holdings II have the sole power to vote or direct the vote and the sole power to dispose or direct the dispositions of each of their AB Units. By reason of its ownership interest in Alpha Units Holdings and Alpha Units Holdings II, Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 75,851,289 AB Units owned directly by Alpha Units Holdings and the 41,934,582 AB Units owned directly by Alpha Units Holdings II, which, together with the 61,762,208 AB Units owned directly by Equitable, represent approximately 61.47% of the AB Units outstanding.

(This excludes Units acquired by the Reporting Persons and their affiliates solely for investment purposes on behalf of client discretionary accounts.)
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: Other than as described in this Amendment No. 24, no transactions in AB Holding Units or AB Units were made by the Reporting Persons during the 60 days preceding the filing of this Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

As described in Amendment No. 23, Equitable and AllianceBernstein entered into a Master Exchange Agreement ("Exchange Agreement") on December 19, 2024 providing for the issuance by AllianceBernstein of up to 10,000,000 AB Units to Equitable and any of its wholly-owned subsidiaries in exchange for an equal number of AB Holding Units owned by Equitable and such subsidiary, such exchanges to occur from time to time over a period of two years. Each AB Holding Unit so exchanged will be retired following such exchange. At the time the Exchange Agreement was entered into, AllianceBernstein and Equitable exchanged 3,766,838 AB Units and AllianceBernstein and Alpha Units Holdings exchanged 1,444,356 AB Units, in each case for an equal number of AB Holding Units (thereby reducing the 10,000,000 AB Units available for future exchange), and the acquired AB Holding Units were retired.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by filing the following exhibits:

10.1 Offer to Purchase, dated February 24, 2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Equitable on February 24, 2025).
10.2 364-day Term Loan Credit Agreement, dated as of February 21, 2025, among Equitable Holdings, Inc., certain Banks and Barclays Bank plc, as administrative agent, sole lead arranger and bookrunner (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Equitable on February 24, 2025).
10.3 Master Exchange Agreement dated December 19, 2024, between Equitable and AllianceBernstein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by
AllianceBernstein Holding L.P. on December 19, 2024).
99.1 Information with respect to the Executive Officers and Directors of Equitable Holdings, Inc. (included in Schedule A of Exhibit 10.1).

## Signatures
- Equitable Holdings, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chief Financial Officer (02/24/2025)
- Alpha Units Holdings, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chairman of Board, President and Chief Executive Officer (02/24/2025)
- Alpha Units Holdings II, Inc.: /s/ Robin M. Raju, Robin M. Raju/Chairman of the Board, President and Chief Executive Officer (02/24/2025)